December 28, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Separate Account - I ("Registrant") of Jackson National Life Insurance Company (File Nos. 333-_________ and 811-08664)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 323 under the Investment Company Act of 1940, as amended.

The prospectus contained in the Initial Registration Statement (the “Prospectus”) is substantially identical to the prospectus contained in the amendment to the registration statement on Form N-4 filed on April 29, 2011 (File No. 333-70472) as updated by the supplements contained in Post-Effective Amendments Nos. 96 and 100 filed on August 26, 2011 and November 29, 2011, respectively (the "Prior Filings"), except the Prospectus describes only currently offered features, reflects benefit changes for April 30, 2012 as described below, and contains updated Investment Division information.  The Prior Filings have been the subject of review and comment by the Commission Staff.  Pursuant to comments made by the Commission Staff, the Prospectus is now being filed in a new N-4 registration statement.

 The Prospectus includes the following benefit changes:

•	Revisions to the LifeGuard Freedom 6 Net Guaranteed Minimum Withdrawal Benefits (GMWBs). (See pages 12, 42, 87, 92-94, 97-100, 105-106, and 110)
•	A new optional GMWB, the “MarketGuard Stretch GMWB”. This GMWB is designed to accommodate Internal Revenue Code required minimum distributions for beneficiaries. (See pages 45 and 135-141)
•	Availability to elect GMWBs after the issue date on an anniversary.
•	Change of charges on the 5% Roll-up Death Benefit and the Combination 5% Roll-up and Highest Quarterly Anniversary Value Death Benefit. (See pages 9-10 and 45-46)
•	Elimination of availability of the 6% Roll-up Death Benefit and the Combination 6% Roll-up and Highest Quarterly Anniversary Value Death Benefit.
•
Reservation of right to change GAWA percentages within specified ranges upon election at and after issue to respond quickly to changing market conditions, subject to notice and cancellation rights. (See pages 62, 76, 87-88, 100, 114, and 125)

The Prospectus also includes changes consistent with comments made by the Commission staff reviewer on other initial registration statements filed by Registrant in 2011, specifically File Nos. 333-175718 and 333-175719 filed on July 22, 2011, and File No. 176619 filed on September 1, 2011.

Upon effectiveness of the Initial Registration Statement, Registrant will discontinue new contract offerings under File No. 70472 and future offerings will be made pursuant to the Initial Registration Statement.   Based on the foregoing, Registrant is requesting selective review, whereby review will be limited to the items noted above that have not been reviewed previously by the Commission Staff.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the filed Prospectus and a copy marked to show changes from the Prior Filings, except deletions related to benefits and options that are no longer offered.  The page references cited above are to the marked copy.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:           Alberto Zapata
Joan E. Boros